PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2011. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2011 and 2010, which is expected to be filed by March 31, 2012, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Previous GAAP”). In accordance with the standard related to first time adoption of IFRS, the Company’s transition date to IFRS was January 1, 2010 and therefore the comparative information for 2010 has been restated in accordance with the Company’s IFRS accounting policies. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A presents financial data on Primero as well as operating and financial data on the San Dimas Mine. The financial data on Primero reflects operations of the San Dimas Mine from August 6, 2010, the date of acquisition. Some of the operating and financial data on the San Dimas Mine relates to the period before Primero’s ownership, and has been derived from internal mine records. This pre-acquisition information is being provided solely to assist readers to understand possible trends in key performance indicators of the mine. Readers are cautioned that some data presented in this MD&A may not be directly comparable.

This MD&A has been prepared as of March 27, 2011.

2011 HIGHLIGHTS

  San Dimas produced 23,115 gold equivalent ounces¹ in the fourth quarter and 102,224 gold equivalent ounces in 2011, compared to 24,771 gold equivalent ounces and 100,266 gold equivalent ounces, respectively, in 2010;

  San Dimas produced 20,191 ounces of gold in the fourth quarter and 79,564 ounces of gold in 2011, compared to 21,171 ounces and 85,429 ounces, respectively, in 2010;

  San Dimas produced 1.20 million ounces of silver in the fourth quarter and 4.6 million ounces in 2011, compared to 1.21 million ounces and 4.53 million ounces, respectively in 2010. In total in 2011, the Company sold 511,752 ounces of silver at spot prices before reaching the end of the first year of the silver purchase agreement, for revenue of $18.8 million.

  San Dimas incurred total cash costs per gold equivalent ounce² of $719 for the fourth quarter and $640 for 2011, compared to $645 and $584, respectively, for 2010. On a by-product basis, cash costs per gold ounce were $580 for the fourth quarter and $384 for 2011, compared to $524 and $471, respectively, in 20102;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

  The Company earned net income of $36.8 million ($0.42 per share) for the fourth quarter and $67.8 million ($0.77 per share) for 2011, compared to net income of $6.9 million ($0.08 per share) and a loss of $31.5 million ($0.85 per share), respectively, in 2010;

  The Company earned adjusted net income3 of $4.7 million ($0.05 per share) for the fourth quarter and $28.3 million ($0.32 per share) for 2011, compared to adjusted net income of $10.2 million ($0.12 per share) and $5.1 million ($0.14 per share), respectively, in 2010;

  The Company realized operating cash flows before working capital changes of $14.6 million in the fourth quarter and $80.2 million for 2011, compared to $13.4 million and $12.2 million, respectively, in 2010.

  On October 19, 2011, the Company used its cash resources to repay $30 million of the $60 million convertible note held by Goldcorp Inc. due on August 6, 2012.

  On October 17, 2011, the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an advance ruling on a restructuring plan that, if successful, would result in paying taxes in Mexico based on revenue from actual realized prices rather than spot prices (see “RECENT CORPORATE DEVELOPMENTS” below).

  On August 15, 2011, Primero commenced trading on the New York Stock Exchange under the symbol “PPP”.

  On July 12, 2011, the Company and Northgate Minerals Corporation (“Northgate”) entered into an arrangement agreement to combine their respective businesses. On August 29, 2011 the arrangement agreement was terminated when Northgate received an alternative acquisition proposal that its directors deemed to be superior and Northgate paid the Company a Cdn$25 million break-fee (before transaction costs);

  On July 4, 2011, the Company received a refund (including interest) of $87.2 million of VAT that it had paid on the acquisition of the San Dimas mine and repaid the $70 million term credit facility that had been borrowed to fund the VAT payment;

  The Company has changed the reserve and resource estimation methodology historically used at San Dimas, which has resulted in a reduction and reclassification of reserves and resources and the transfer of some resources to exploration potential.

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for 2011 was 203:1 based on the realized prices of $1,561 per ounce of gold and $7.69 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Adjusted net income (loss) is net income (loss) adjusted for unusual charges. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income (loss)” below for a reconciliation of adjusted net income (loss) to reported net income (loss).

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine, which it acquired on August 6, 2010.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

The Company intends to transition from a single-asset gold producer to an intermediate gold producer in the future. The Company believes that the San Dimas Mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production.

RECENT CORPORATE DEVELOPMENTS

Commencement of advance tax ruling process in Mexico

On October 17, 2011, the Company filed a formal application to the Mexican tax authorities for an advance ruling on the Company's restructuring plan that, if successful, would result in paying income taxes in Mexico based on revenue from actual realized prices rather than spot prices. When completed, the advance tax ruling process will provide certainty and resolution to the Company's restructuring plan. No tax penalties are applied in respect of the time period during which the APA process is taking place should the Mexican tax authorities disagree with the restructuring plan.

Upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement with a subsidiary of Silver Wheaton Corp. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company's provision for income taxes was computed based on sales at spot market prices (see “ANNUAL RESULTS OF OPERATIONS” - “Income taxes” below).

The Company's restructuring plan relies on transfer pricing analysis in order to support the ongoing sale of silver from Mexico to a related party at the fixed price. Given the intensified scrutiny of intercompany

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

transactions in recent years and the significant adjustments and penalties assessed by tax authorities, many jurisdictions (including Mexico) allow companies to mitigate this risk by entering into an advance pricing agreement ("APA"). The APA process is designed to resolve actual or potential transfer pricing disputes in a principled, cooperative manner.

Primero submitted its APA application after preparation of a detailed transfer pricing study. The APA review is an interactive process between the taxpayer and the tax authority, which the Company has been advised is likely to take 12 to 14 months. At the end of the APA process, the tax authority will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

For the duration of the APA process, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (assuming they are compliant with applicable transfer pricing requirements). As a result, in the fourth quarter, after filing the APA application, the Company's Mexican subsidiary adjusted (retrospectively to the date of the purchase of the San Dimas Mine) the revenue recorded under the silver purchase agreement to the fixed price realized and adjusted its income tax provision to record taxes based on realized revenue. Throughout the APA process, the Company will identify the potential tax that would be payable if the APA is unsuccessful as a contingent liability in the notes to its financial statements. As at December 31, 2011, the amount of the contingent liability was $28.6 million.

Change in reserve and resource estimation methodology

The San Dimas deposit is a high-grade, low sulphidation, epithermal gold-silver vein system. There are over 120 known veins in five ore zones or blocks, from west to east: West Block (San Antonio), Sinaloa Graben, Central Block, Tayoltita and Arana Hanging Wall. Historical production from the San Dimas district is estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining province.

Inferred resources were historically estimated based on a probability factor applied to the volume of the boiling, or Favourable Zone. The factor was originally developed by comparing the explored area of the active veins at the time, to the mined out areas plus the mineral reserves. Primero has elected not to use this probability factor approach going forward and has constrained inferred resources within wireframes created for each vein. This decision caused a reclassification of a large portion of previous inferred resources at San Dimas to exploration potential.

The Company has also reinterpreted the geological model used to estimate reserves and resources at San Dimas. This has resulted in a new geological block model that is more tightly constrained to current drilling and channel sampling data and better reflects the variability of the mineralization at the mine. The reinterpretation of the geological model and the use of different estimation parameters, reflecting current operating experience, have resulted in a reduction in the mineral resource and reserve estimates at the San Dimas mine.

As part of the mineral resource and reserve estimation review the Company retained AMC Consultants (“AMC”), an independent mining and geological consulting firm that had not previously reported on the property. AMC assisted the Company in its review of the best estimation method applicable at San

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Dimas and completed an independent mineral resource and reserve estimation. The mineral resources and reserves for the San Dimas mine were estimated as at December 31, 2011 using a two-dimensional accumulation, geostatistical kriging method. The Company and AMC concluded that kriging offered several advantages over the historical polygonal estimation method used at San Dimas, including such things as removing biased estimates; considering variations within a block; removing compensation errors and determining correlation between samples.

San Dimas Mine Mineral Resources and Mineral Reserves as at December 31, 2011

Classification	Tonnage	Gold Grade	Silver Grade	Contained	Contained
	(million tonnes)	(g/t)	(g/t)	Gold	Silver
				(000 ounces)	(000 ounces)
Mineral Resources
Indicated	2.877	6.2	390	577	36,470
Inferred	5.833	3.8	320	704	60,770
Mineral Reserves
Probable	3.514	4.5	280	505	31,800

Notes to Resource Statement:
1.	Mineral Resources include Mineral Reserves.
2.	Resources are stated as of December 31, 2011.
3.	Cutoff grade of 2 g/t AuEq is applied and the AuEq is calculated at a gold price of US$1,400 per troy ounce and silver price of US$25 per troy ounce.
4.	A constant bulk density of 2.7 tonnes/m3 has been used.

Notes to Reserve Statement:
1.

Cutoff grade of 2.52g/t AuEq based on total operating cost of US$98.51/t. Metal prices assumed are a gold price of US$1,250 per troy ounce and silver price of US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13.00 pesos/US$1.00.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Reserves. The scale of the identified targets is in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver. This potential mineralization is believed to exist within the geologic model and is comprised of a portion of the previously reported (2010) resource bases. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

The change in reserve and resource estimates at San Dimas does not impact Management’s confidence in the ultimate mineral potential of the mine. The Company is confident that the new estimation approach will result in more accurate mine planning and that with further drilling a reasonable amount of the exploration potential will be converted into inferred resources.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Convertible note prepayment

On October 19, 2011, the Company repaid $30 million (or 50%) of the $60 million convertible note held by Goldcorp Inc. due on August 6, 2012. The convertible note was issued as part of the San Dimas mine acquisition in August 2010. Since then the Company has generated positive cash flow and built a strong financial position.

Management changes

Effective March 29, 2012, Maura Lendon joined the Company as Vice President General Counsel and Corporate Secretary. Ms. Lendon is a skilled lawyer who has held senior management positions with several companies, including Chief Legal Officer at a major mining company. On October 15, 2011, Renaud Adams joined the Company as Chief Operating Officer. Mr. Adams is an accomplished executive who was most recently a Senior Vice-President at a leading international gold producer, where he oversaw three operating mines producing approximately 400,000 ounces of gold and five million kilograms of niobium annually.

On March 15, 2012, Wade Nesmith resigned as Executive Chairman of the Company and became Chairman of the Board. Mr. Nesmith was the founder of Primero and was instrumental in the successful acquisition of the San Dimas mine. On November 30, 2011, Eduardo Luna retired as the Company’s Executive Vice President and President. Mr. Luna, who played a pivotal role in the integration of the San Dimas, mine remains a member of the Company's board of directors and a corporate advisor to the Company following his retirement.

Listing on New York Stock Exchange (“NYSE”)

On August 15, 2011, the Company’s common shares began trading on the NYSE under the trading symbol "PPP". The Company believes the NYSE listing will facilitate its growth and transition to becoming a mid-tier gold producer, improve its visibility, offer its shareholders greater trading liquidity, and broaden its reach to the global capital markets.

Arrangement agreement with Northgate Minerals Corporation

On July 12, 2011, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine its business with Northgate. On August 29, 2011, the parties terminated the Arrangement Agreement as Northgate had received a Superior Proposal (as defined in the Arrangement Agreement) from another company. As provided for in the Arrangement Agreement, Northgate paid the Company a termination fee of Cdn$25 million. The Company incurred transaction costs of approximately $7 million in respect of the proposed business combination with Northgate.

VAT refund and $70 million loan repayment

On July 4, 2011, the Company received a refund of $80.6 million of value added tax (“VAT”) which was paid to the Mexican government as part of the San Dimas acquisition in 2010. The Company funded the VAT payment with $10.6 million of cash and a $70 million term credit facility. Interest on the refund and foreign exchange gains due to the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

VAT, the Company repaid all outstanding principal and interest on the term credit facility amounting to $70.1 million, resulting in an increase of $17.1 million in cash resources.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

SELECTED ANNUAL INFORMATION

	Year ended
	December 31
	2011	2010	2009
Operating Data
Tonnes of ore milled	662,612	257,230	-
Produced
Gold equivalent (ounces)	102,224	37,378	-
Gold (ounces)	79,564	31,943	-
Silver (million ounces)	4.60	1.79	-
Sold
Gold equivalent (ounces)	100,138	45,394	-
Gold (ounces)	77,490	39,174	-
Silver (million ounces)	4.63	2.04	-
Average realized prices
Gold ($/ounce)	$1,561	$1,328	-
Silver ($/ounce)¹	$7.69	$4.04	-
Total cash costs (per gold ounce)
Gold equivalent basis	$640	$642	-
By-product basis	$384	$525	-

Financial Data²
(in thousands of US dollars except per share amounts)
Revenues	156,542	60,278	-
Earnings from mine operations	65,090	14,145	-
Net income/(loss)	67,829	(31,458)	(783)
Basic income/(loss) per share	0.77	(0.85)	(0.36)
Diluted income/(loss) per share	0.76	(0.85)	(0.36)
Operating cash flows before working capital changes	80,186	12,221	(660)
Assets
Mining interests	486,424	484,360	1,590
Total assets	624,697	656,733	2,800
Liabilities
Long-term liabilities	52,299	114,329	-
Total liabilities	121,419	226,687	170
Equity	503,278	430,046	2,630
Weighted average shares outstanding (basic)(000's)	88,049	37,031	2,158
Weighted average shares outstanding (diluted)(000's)	96,562	37,031	2,158

1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas Mine at a fixed price (see “ANNUAL RESULTS OF OPERATIONS -Silver purchase agreement” below).

2

Financial data for the year ended December 31, 2011 and 2010 has been presented in accordance with IFRS. Financial Data for the year ending December 31, 2009 was prepared in accordance with Canadian GAAP.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

On August 6, 2010, the Company acquired the San Dimas Mine. Prior to this date, the Company did not have any operating properties, hence the operating data, revenue and earnings from mine operations in 2010 are for the period from August 6, 2010 to December 31, 2010 and there are no operating data, revenue and earnings from mine operations in 2009.

In 2009, the Company was focussed on searching for acquisition opportunities, with a small management team, minimal overhead, $2.8 million in assets (mainly comprising its option interest in the Ventanas exploration project and cash) and no long-term liabilities. For a discussion of the factors that caused variations between 2011 and 2010, see “ANNUAL RESULTS OF OPERATIONS” below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

SELECTED QUARTERLY INFORMATION

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2011	2011	2011	2011
Operating Data
Tonnes of ore milled	176,633	186,997	136,464	162,517
Produced
Gold equivalent (ounces)	23,115	27,450	27,576	24,083
Gold (ounces)	20,191	19,500	19,374	20,498
Silver (million ounces)	1.20	1.10	1.06	1.23
Sold:
Gold equivalent (ounces)	21,192	27,633	26,807	24,506
Gold (ounces)	18,487	19,659	18,837	20,506
Silver (million ounces)	1.11	1.11	1.03	1.37
Average realized prices
Gold ($/ounce)	$1,679	$1,668	$1,523	$1,387
Silver ($/ounce)	$4.08	$12.00	$11.73	$4.04
Total cash costs (per gold ounce)
Gold equivalent basis	$719	$641	$586	$624
By-product basis	$580	$222	$190	$491

Financial Data¹
(in thousands of US dollars except per share amounts)
Revenues	35,645	46,079	40,830	33,988
Earnings from mine operations	13,286	22,170	18,723	10,912
Net income/(loss)	36,759	35,066	3,897	(7,895)
Basic income/(loss) per share	0.42	0.40	0.04	(0.09)
Diluted income/(loss) per share	0.38	0.40	0.04	(0.09)
Operating cash flows before working capital changes	14,602	50,549	21,456	(1,521)
Assets
Mining interests	486,424	485,610	485,478	482,746
Total assets	624,697	619,416	672,898	658,044
Liabilities
Long-term liabilities	52,299	118,191	140,271	114,850
Total liabilities	121,419	153,760	242,828	233,275
Equity	503,278	465,656	430,070	424,769
Weighted average shares outstanding (basic)(000's)	88,253	88,250	87,915	87,773
Weighted average shares outstanding (diluted)(000's)	96,720	88,333	88,197	87,773

1	Financial information has been prepared in accordance with IFRS.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

OUTLOOK FOR 2012

In 2012, Primero expects to produce between 100,000 and 110,000 gold equivalent ounces in-line with 2011 production, based on higher throughput at lower grades. Cash costs for 2012 are expected to be in the range of $630 to $660 per gold equivalent ounce or between $310 and $340 per gold ounce on a byproduct basis. Primero's 2012 outlook is summarized in the following table.

Outlook 2012
Gold equivalent production (gold equivalent ounces)	100,000-110,000
Gold production(ounces)	80,000-90,000
Silver production(ounces)	4,500,000-5,000,000
Gold grade(grams per tonne)	3.7
Silver grade(grams per tonne)	225
Total cash costs (per gold equivalent ounce)	$630 - $660
Total cash costs - by-product (per gold ounce)	$310 - $340
Capital expenditures (US$ millions)	$30 million

Material assumptions used to forecast total cash costs for 2012 include: an average gold price of $1,600 per ounce; an average silver price of $9.41 per ounce (calculated using the silver agreement contract price of $4.08 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 12.8 Mexican pesos to the US dollar.

Capital expenditures in 2012 are planned to remain steady compared with 2011, reflecting management's continued focus on growth, with underground development and exploration drilling accounting for around 70% of the expected $30 million expenditures. This will include a Company record 65,000 metres of diamond drilling, consisting of 35,000 metres of delineation drilling and 30,000 metres of exploration drilling. Infrastructure drifting is expected to total 5,000 metres plus 3,000 metres of exploration drifting. The remainder of the capital expenditures in 2012 will be sustaining capital of $5.8 million plus capital projects of $4.1 million.

The Company expects to make a decision to expand the milling facility to either 2,500 tonnes per day or 3,000 tonnes per day in the third quarter of 2012. Detailed engineering will now begin to determine the optimal mill size.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

REVIEW OF OPERATIONS

San Dimas Mine

The following table discloses operating data for the San Dimas Mine for the years ended December 31, 2011 and 2010, as well as the quarter ending December 31, 2011 and the preceding four quarters.

	Year ended
	December 31		Three months ended
	2011	2010¹	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10
Operating Data
Tonnes of ore milled	662,612	612,253	176,633	186,997	136,464	162,517	168,875
Average mill head grade (grams/tonne)
Gold	3.86	4.46	3.70	3.35	4.56	4.03	4.01
Silver	226	244	223	195	259	250	236
Average recovery rate (%)
Gold	97%	97%	98%	97%	97%	97%	97%
Silver	94%	94%	95%	94%	94%	94%	94%
Produced
Gold equivalent (ounces)	102,224	100,266	23,115	27,450	27,576	24,083	24,771
Gold (ounces)	79,564	85,429	20,191	19,500	19,374	20,498	21,171
Silver (million ounces)	4.60	4.53	1.20	1.10	1.06	1.23	1.21
Sold
Gold equivalent (ounces)	100,138	99,685	21,192	27,633	26,807	24,506	30,480
Gold (ounces)	77,490	85,378	18,487	19,659	18,837	20,506	27,329
Silver @ fixed price (million ounces)	4.12	4.37	1.11	0.86	0.77	1.37	1.06
Silver @ spot (million ounces)	0.51	-	-	0.25	0.26	-	-
Average realized price (per ounce)
Gold	$1,561	$1,234	$1,679	$1,668	$1,523	$1,387	$1,359
Silver	$7.69	$4.04	$4.08	$12.00	$11.73	$4.04	$4.04
Total cash operating costs ($000s)	$65,410	$58,524	$16,622	$17,584	$16,173	$15,031	$15,984
Total cash costs (per gold ounce)
Gold equivalent basis	$640	$584	$719	$641	$586	$624	$645
By-product basis	$384	$471	$580	$222	$190	$491	$524

1	The San Dimas Mine was acquired by Primero on August 6, 2010. Operating data prior to this date was derived from internal records maintained by DMSL.

The San Dimas Mine consists of the San Antonio (Central Block), Tayoltita and Santa Rita underground mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The San Dimas district has a long mining history with production first reported in 1757. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

All milling operations are carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to dore. The mill currently has an operating capacity of 2,100 tonnes per day.

San Dimas produced 79,564 ounces of gold and 4.6 million ounces of silver in 2011, 7% less and 2% more, respectively, than 2010. The reduction in gold production was primarily due to a 14% decrease in grades in the main production stopes. Throughout 2011, most of ore came from the deep Central Block area where grades in the Roberta and Robertita veins were below expectations. The impact of the decline in grade was partially offset by an 8% increase in throughput from an average of 1,800 tonnes per day in 2010 to 1,950 tonnes per day in 2011. The Company has focused on increasing throughput and expects to increase it by a further 8% in 2012 to an average of 2,050 tonnes per day.

Total cash costs on a gold equivalent basis in 2011 were $640 per ounce compared with $584 per ounce in 2010 as a 12% increase in cash operating costs was partly offset by a 2% increase in gold equivalent ounces. The main cost increases were in personnel due to new hires and higher wages and benefits, cyanide (because of a global shortage) and power (due to the below average rainy season that reduced power from the Company’s hydro generating facility and required power to be purchased off the grid). In addition, a higher proportion of exploration expenditures were incurred in the main production areas of the mine rather than future production areas, so relatively more exploration costs were expensed in 2011. Although gold production in 2011 was 7% lower than 2010, the impact of selling a portion of silver production at spot prices increased gold equivalent ounces of silver by 53% in 2011 as compared to 2010. On a by-product basis, the benefit of silver spot sales reduced total cash costs to $384 per gold ounce in 2011 from $471 per gold ounce in 2010.

Total cash costs per tonne were $98.72 in 2011, a 1% improvement compared to expectations, as a 4% increase in costs was offset by a 5% increase in tonnes milled. Cash costs in the fourth quarter on a gold equivalent basis and by-product basis were $719 and $580 per ounce, respectively, each 11% higher than the same measures in 2010. Cash operating costs increased by 4% for the same reasons as the year-over-year change in costs while gold equivalent ounces and gold ounces decreased by 4% and 6%, respectively. There were no silver spot sales in the fourth quarter of 2011 or 2010.

Transition Matters

Since August 6, 2010, the transition matters relating to the acquisition of the San Dimas Mine have largely been resolved. As at the date of this MD&A, the only significant outstanding matter is securing a permit to operate the aircraft. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through the carrier of the previous mine owner, Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”) The Company is working to acquire its own carrier licence.

Ventanas Property

The Company held an option to acquire up to a 70% interest in the Ventanas exploration property pursuant to an agreement originally entered into on May 8, 2007. Concurrent with the acquisition of the San Dimas Mine, the Company acquired all rights to the Ventanas property. The property is composed of 28 near-contiguous mining concessions covering approximately 35 square kilometres. The

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Company last drilled the property in 2008 and since then the property has been on care and maintenance.

ANNUAL RESULTS OF OPERATIONS

	For the year ended
In thousands of US dollars except per share amounts	December 31
	2011	2010
	$	$
Revenue	156,542	60,278
Operating expenses	(64,845)	(36,270)
Depreciation and depletion	(26,607)	(9,863)
Total cost of sales	(91,452)	(46,133)
Earnings from mine operations	65,090	14,145
General and administration	(18,872)	(10,981)
Other income (expense)	17,407	(22,530)
Foreign exchange gain (loss)	912	(113)
Finance income	2,795	120
Finance expense	(7,810)	(5,336)
(Loss) gain on derivative contracts	(1,284)	4,271
Earnings (loss) before income taxes	58,238	(20,424)
Income taxes	9,591	(11,034)
Net income (loss) for the period	67,829	(31,458)
Basic income (loss) per share	0.77	(0.85)
Diluted income (loss) per share	0.73	(0.85)
Weighted average number of common shares outstanding - basic	88,049,171	37,030,615

Weighted average number of common shares outstanding - diluted	96,562,288	37,030,615

The Company acquired the San Dimas Mine on August 6, 2010, therefore results for 2010 reflect mine operations for approximately five months compared with 12 months in 2011. The Company earned net income of $67.8 million ($0.77 per share) in 2011 compared with a net loss of $31.5 million ($0.85 per share) in 2010. The $99.3 million increase in net income in 2011 was mainly due to a $50.9 million increase in earnings from mine operations (full year of operations, higher gold prices and first spot silver sales in 2011); $39.9 million increase in other income net of other expense (Northgate net break fee in 2011, San Dimas transaction costs and legal settlement in 2010); $20.6 million lower tax expense in 2011 (benefit of filing APA application), partly offset by $7.9 million higher general and administrative expenses and $4.3 million more finance and other expense in 2011.

Adjusted net income for 2011 was $28.3 million ($0.32 per share) compared with adjusted net income of $5.1 million ($0.14 per share) in 2010. The 2011 adjusted net income primarily excludes one-time gains related to the Northgate transaction, a reduction in taxes due to a foreign exchange loss on an

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

intercompany loan novated during the year, realized foreign exchange gains on the repayment of the VAT related to the purchase of San Dimas from the Mexican government and the benefit of the APA application for the period August 6, 2010 to December 31, 2010. Non-cash share-based payment expense of $8.1 million (2010 - $8.6 million), or $0.09 per share (2010 - $0.23 per share), has not been excluded in calculating adjusted net income in 2011.

Revenue

Revenue was $156.5 million for 2011 compared to $60.3 million in 2010. Revenue in 2010 was generated between August 6, 2010 and December 31, 2010, the period when the Company owned the San Dimas Mine. During 2011, the Company sold 77,490 ounces of gold at an average price of $1,561 per ounce and 4.6 million ounces of silver at an average price of $7.69 per ounce. The gold is sold into the market at the prevailing spot price. On the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Silver purchase agreement” below). In 2011, the Company sold 0.5 million ounces of silver at an average spot price of $36.77 per ounce and 4.1 million ounces at a fixed price of $4.06 per ounce. In 2010, the Company sold 39,174 ounces of gold at an average price of $1,328 per ounce and 2.0 million ounces of silver all at a fixed price of $4.04 per ounce.

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement (the “Internal SPA”) to sell all the silver produced at the mine for a term of 25 years to Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement (the “External SPA”) to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices.

These two silver purchase agreements were amended when the Company acquired the San Dimas Mine. For each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas Mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original cash payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

On October 11, 2011, as part of its restructuring initiatives, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA.

Operating expenses

The operating expenses of the San Dimas Mine were $64.8 million in 2011 compared to $36.3 million in 2010. The expenses are not directly comparable given that the Company owned the San Dimas Mine for the full year in 2011, compared to part of the year (from August 6 to December 31) in 2010. Operating costs include $1.8 million and $1.8 million of non-cash share-based payment expense related to personnel at the mine in 2011 and 2010, respectively. Cash production costs per gold ounce were $640 and $384, respectively, on a gold equivalent and by-product basis in 2011 compared with $642 and $525, respectively, in 2010. The significant reduction in by-product cash costs in 2011 was due to spot silver sales.

Depreciation and depletion expense

The depreciation and depletion expense was $26.6 million in 2011 compared to $9.9 million in 2010. The expense in 2011 reflects 12 months of operations versus approximately five months in 2010. The Company depletes its mineral assets on a unit-of-production basis over the estimated life of gold reserves and a portion of gold resources expected to be converted to reserves. For 2011 and 2010, the portion of resources used in the depletion calculation was 50%. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves.

General and administration expenses

General and administration expenses were $18.9 million in 2011, compared to $11.0 million in 2010, broken down as follows:

(In thousands of U.S. dollars)	2011	2010

Share-based payment	6,258	6,731
Salaries and wages	5,364	2,221
Rent and office costs	1,218	1,030
Legal, accounting, consulting, and other professional fees	3,031	544
Other general and administrative expenses	3,001	455
	18,872	10,981

In 2010, the Company operated with minimal corporate personnel until April when it began to staff up in anticipation of acquiring the San Dimas Mine. Additional management personnel were hired in 2011. The increase in legal, accounting, consulting, and other professional fees was due mainly to costs related to the Company’s restructuring initiative that culminated in the filing of its APA application (see “RECENT CORPORATE DEVELOPMENTS” above), the initial establishment of the Company post the purchase of San Dimas and the listing of the Company’s shares on the NYSE. The increase in other general and administration expenses was mainly due to listing fees and Directors & Officers insurance in connection with listing on the NYSE and higher investor relations, travel, and information technology costs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Finance expense

Finance expense was $7.8 million in 2011, compared to $5.3 million in 2010. The expense related primarily to interest and accretion accrued on the promissory note, VAT loan and convertible debt issued in the third quarter of 2010 concurrent with the acquisition of the San Dimas mine. Accretion of $4.2 million was charged in 2011, compared to $2.7 million in 2010. The convertible note was accreted over a one-year period, therefore approximately 7 months of accretion was charged in 2011 as compared to 5 months in 2010. Total interest expense on all three loans was $5.7 million in 2011, compared to $2.2 million in 2010; the promissory note was outstanding for all of 2011, whilst the VAT loan was repaid in early July 2011 and 50% of the convertible note was repaid in October 2011. These repayments resulted in lower interest costs in the second half of 2011 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Other income (expense)

Other income of $17.4 million in 2011 primarily comprised the Cdn$25 million break-fee received from Northgate (see “RECENT CORPORATE DEVELOPMENTS” above), net of transaction costs. Other expense in 2010 of $22.5 million comprised $10.3 million of transaction costs related to the acquisition of the San Dimas Mine and $12.5 million to settle a legal claim (see Note 7 of the consolidated financial statements for the year ended December 31, 2011).

Foreign exchange

The Company recorded a foreign exchange gain of $0.9 million in 2011 compared with a loss of $0.1 million in 2010. The gain in 2011 was mainly due to a realized gain of $4.3 million on the VAT refund received in the third quarter (see “RECENT CORPORATE DEVELOPMENTS” – “VAT refund and $70 million loan repayment” above), offset by foreign exchange losses of $2.5 million relating to accounts payable and accounts receivable, and $0.9 million relating to deferred taxes.

Gain (loss) on derivative contracts

The Company reported a loss on derivative contracts of $1.3 million in 2011 compared with a gain on derivative contracts of $4.3 million in 2010. The 2011 loss comprised a realized loss of $0.7 million on the sale or expiry of silver call option contracts, unrealized losses of $3.2 million on unexpired silver call option contracts and an unrealized gain of $2.6 million from mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note. The full amount of the gain in 2010 was due to fair valuing the embedded derivative in the convertible note.

The Company purchased two tranches of silver call option contracts in 2011 to mitigate the adverse tax consequences of the silver purchase agreement. On March 18, 2011, it purchased contracts for 1.2 million ounces of silver at a strike price of $39 per ounce for a total cost of $2.2 million. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. Contracts for 0.8 million ounces were sold for a realized gain of $0.6 million and contracts for 0.4 million ounces expired out-of-the-money for a realized loss of $1.0 million. On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1.5 million ounces of silver at a strike price of $49 per ounce for a total cost

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. As at December 31, 2011, contracts for 0.4 million ounces had expired out-of-the-money for a realized loss of $0.3 million and contracts for 1.1 million ounces were marked-to-market for an unrealized loss of $3.2 million.

Income taxes

The Company recorded a recovery of income taxes of $9.6 million in 2011 compared with income tax expense of $11.0 million in 2010. The recovery of income taxes is due to the filing of the APA application in October 2011 (see “RECENT CORPORATE DEVELOPMENTS” above) and the Company’s claim for a refund in respect of an overpayment of taxes in 2010.

The Company’s reported income taxes mainly relate to operations in Mexico. Prior to the fourth quarter of 2011, when the APA application was filed, the Company computed income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices. The Company’s Barbadian subsidiary, Silver Trading, incurred losses since it purchased silver at market prices and sold the same silver to Silver Wheaton Caymans (pursuant to a silver purchase agreement entered into by a previous owner of the San Dimas Mine in 2004) at the lesser of approximately $4 per ounce and market prices, however, there was no tax benefit to these losses as Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, Primero realized revenue under the silver purchase agreement at approximately $4 per ounce, however, income taxes were computed based on such revenue at market prices.

Primarily as a result of this situation (and losses for tax purposes incurred in Canada which were not recognized) the Company recorded an income tax expense of $11.0 million, based on a loss before taxes of $20.4 million, in 2010. The Company initiated a restructuring plan, which culminated in the filing of the APA application, to deal with this inequitable situation. In the fourth quarter of 2011, the Company’s Mexican subsidiary adjusted its revenues, retrospective to the date of acquisition of the San Dimas Mine, to reflect silver sales under the silver purchase agreement at realized prices and adjusted its income taxes on the same basis.

Mining interests and impairment

For the duration of 2011, the Company had a market capitalization which was less than the carrying value of the San Dimas Cash Generating Unit (“CGU”); at December 31, 2011, the market capitalization of the Company was $287 million and the net carrying value of the CGU was $396 million. Management considers this an impairment indicator and as such, performed an impairment analysis on the San Dimas CGU as at December 31, 2011. The impairment analysis performed was a value in use model (a discounted cash flow analysis); based on the inputs to the model, there was no impairment to the San Dimas CGU at December 31, 2011. Management believes that the net carrying value of the San Dimas CGU is supported based on the estimates included in the model. The most significant of the assumptions incorporated into the model are i) the estimate of reserves, resources and exploration potential (see “Change in reserve and resource estimation methodology” under “RECENT CORPORATE DEVELOPMENTS” above), and ii) the inclusion of the benefit of a positive APA ruling on the Company’s tax position (see “Commencement of advance tax ruling process in Mexico” under “RECENT CORPORATE DEVELOPMENTS” above). Should any of the assumptions in the value in use model be changed, there is a

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

risk that the San Dimas CGU would be impaired (see “Mining interests and impairment testing” under “CRITICAL ACCOUNTING ESTIMATES” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

FOURTH QUARTER RESULTS OF OPERATIONS

	For the three months ended
(In thousands of US dollars except per share amounts)	December 31
	2011	2010
	$	$
Revenue	35,645	41,425
Operating expenses	(15,825)	(20,314)
Depreciation and depletion	(6,534)	(7,861)
Total cost of sales	(22,359)	(28,175)
Earnings from mine operations	13,286	13,250
General and administration	(5,066)	(3,441)
Other income (expense)	(1,129)	151
Foreign exchange gain (loss)	(3,723)	476
Finance income	139	4
Finance expense	(181)	(3,002)
(Loss) gain on derivative contracts	(899)	6,551
Earnings (loss) before income taxes	2,427	13,989
Income taxes	34,332	(7,096)
Net income (loss) for the period	36,759	6,893
Basic income (loss) per share	0.42	0.08

Diluted income (loss) per share	0.38	0.08

Weighted average number of common shares outstanding - basic	88,253,347	87,702,892
Weighted average number of common shares outstanding - diluted	96,719,907	87,702,892

The Company earned net income of $36.8 million ($0.42 per share) in the fourth quarter of 2011, compared with net income of $6.9 million ($0.08 per share) in the fourth quarter of 2010 due mainly to the impact of the APA filing and the resultant recovery of income taxes retroactive to the date of acquisition of the San Dimas Mine.

Adjusted net income for the fourth quarter of 2011 was $4.7 million ($0.05 per share), compared to an adjusted net income of $10.2 million, or $0.12 per share in the fourth quarter of 2010. Adjusted net income for the fourth quarter of 2011 primarily excludes the benefit of the APA application for the period August 6, 2010 to September 30, 2011. Adjusted net income in the fourth quarter 2010 primarily includes an adjustment for the gain on derivative contracts. Non-cash share-based payment expense of $1.5 million (2010 - $1.5 million), or $0.02 per share (2010 – $0.02 per share) has not been excluded in calculating adjusted net earnings.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Revenue

In the fourth quarter of 2011, the Company generated revenue of $35.6 million by selling 18,487 ounces of gold at an average price $1,679 per ounce and 1.1 million ounces of silver at an average realized price of $4.08 per ounce. On the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “ANNUAL RESULTS OF OPERATIONS” - “Silver purchase agreement” above) and all of the silver sales in the fourth quarter were transacted at the fixed price.

In the fourth quarter of 2010, the Company generated revenue of $41.4 million from selling 27,329 ounces of gold at an average price of $1,359 per ounce and 1.1 million ounces of silver at the fixed price of $4.04 per ounce. Gold sales included approximately 6,000 ounces that were produced by DMSL and were in transit to the refinery at the time of acquisition of the San Dimas Mine.

Operating expenses

The Company incurred $15.8 million of operating expenses in the fourth quarter of 2011, compared to $20.3 million in the fourth quarter of 2010, in line with the difference in ounces sold. Operating costs include non-cash share-based payment expense related to personnel at the mine of $0.2 million in 2011 and $0.1 million in 2010. Cash production costs per gold ounce were $719 and $580, respectively, on a gold equivalent and by-product basis in the fourth quarter of 2011, up from $645 and $524, respectively, in the fourth quarter of 2010.

Depreciation and depletion expense

Depreciation and depletion expense decreased to $6.5 million in the fourth quarter of 2011 from $7.9 million in the fourth quarter of 2010 mainly due to lower depletion expense (which is recorded on a units-of-production basis) resulting from reduced sales in 2011.

General and administration expenses

General and administrative expenses were $5.1 million in the fourth quarter of 2011 compared to $3.4 million in the same period in 2010, mainly due to increased compensation costs related to new hires in 2011 and higher legal, consulting and other professional costs.

Finance expense

The Company incurred $0.2 million of finance expense in the fourth quarter of 2011 compared to $3.0 million in the fourth quarter 2010. Finance expense in 2010 includes $1.7 of accretion charged on the convertible note, which was fully accreted on August 6, 2011 and so no such charge was made in the fourth quarter of 2011. In addition, the $70 million VAT loan, which was advanced when the Company acquired the San Dimas Mine, was repaid in July 2011, and $30 million of the convertible note was repaid on October 19, 2011, therefore reducing the interest charge in the fourth quarter of 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Other income (expense)

Other expense of $1.1 million in the fourth quarter of 2011 was mainly due to the write-off of obsolete fixed assets in the Company’s Mexican operations.

Foreign exchange

The Company incurred a foreign exchange loss of $3.7 million in the fourth quarter of 2011, compared with a foreign exchange gain of $0.5 million in the fourth quarter of 2010. The amounts in both periods were substantially unrealized. The loss in 2011 mainly relates to the impact of recognizing the benefit of the APA in the fourth quarter for the period August 6, 2010 to September 30, 2011.

Gain (loss) on derivative contracts

The Company reported a loss on derivative contracts of $0.9 million in the fourth quarter of 2011 compared with a gain on derivative contracts of $6.6 million in the fourth quarter of 2010. The 2011 loss comprised a realized loss of $0.4 million on the expiry of out-of-the-money silver call option contracts and an unrealized loss of $0.5 million on unexpired silver call option contracts. The gain in 2010 was due to mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note.

Income taxes

Primero recorded a tax recovery of $34.3 million in the fourth quarter of 2011, compared to a tax expense of $7.1 million for the same period in 2010. As described under “ANNUAL RESULTS OF OPERATIONS” – “Income taxes” above, during the fourth quarter of 2011, the Company filed an APA application in Mexico in order to recognize revenues on sales of silver to Silver Wheaton Caymans at realized, rather than spot prices and record taxes on the same basis. The total impact of this filing retroactive to August 6, 2010, the date the Company became a party to the silver purchase agreement, was recognized in the fourth quarter 2011. The tax expense in the fourth quarter of 2010 included $6.6 million for incremental tax calculated on silver sales at market rather than realized prices.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

(In thousands of US$ except for per share
amounts and operating data)	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	35,645	46,079	40,830	33,988	41,425	18,853	-	-
Net income (loss)	36,758	35,066	3,897	(7,895)	6,893	(35,630)	(2,401)	(318)
Basic income (loss) per share	0.42	0.40	0.04	(0.09)	0.08	(0.68)	(0.80)	(0.11)
Diluted income (loss) per share	0.38	0.40	0.04	(0.09)	0.08	(0.68)	(0.80)	(0.11)
Operating cash flow before
working capital changes	14,602	50,549	21,456	(1,521)	13,354	(27)	(2,162)	(159)
Cash and cash equivalents	80,761	107,227	63,629	65,380	58,298	55,007	636	1,011
Total assets	624,697	619,416	672,898	658,044	656,733	638,001	934	1,367
Long-term liabilities	52,299	118,191	140,271	114,850	114,329	120,392	-
Equity	503,278	465,656	430,070	424,769	430,046	422,618	(771)	1,226
Gold produced (ounces)	20,191	19,500	19,374	20,498	21,171	10,772	-	-
Gold sold (ounces)	18,487	19,659	18,837	20,506	27,329	11,845	-	-
Average price realized per gold ounce	1,679	1,668	1,523	1,387	1,359	1,257		-
Cash cost per gold equivalent ounce	719	641	586	624	645	633	-	-
Cash cost per gold ounce, net of silver by-products	580	222	190	491	524	526	-	-
Silver produced (million ounces)	1.20	1.10	1.06	1.23	1.21	0.58	-	-
Silver sold @ fixed price (million ounces)	1.11	0.86	0.77	1.37	1.06	0.98	-	-
Silver sold @ spot (million ounces)	-	0.25	0.26	-	-	-	-	-

Gold production and sales remained relatively consistent each quarter during 2011, despite a month-long strike by the union of millworkers in Q2. Somewhat higher grades in Q2 as compared to other quarters in 2011, and an increase in throughput after the strike ended offset the impact of the strike. Revenue in Q2 2011 and Q3 2011 included $9.0 million and $9.8 million, respectively, of silver sales at spot prices, after the Company reached the first-year threshold for deliveries under the silver purchase agreement. The Company had no operations until it acquired the San Dimas Mine in August 2010, hence there was no revenue in Q1 and Q2 2010 and revenue in Q3 2010 was generated from 56 days of operations.

The significant increase in net income in Q3 2011 was due mainly to receiving the $18.3 million Northgate termination fee, net of transaction costs, interest income and realized foreign exchange gains of $4.3 million on the VAT refund and a reduction of $11.4 million in income taxes due to foreign exchange losses in Mexico upon the novation of an intercompany loan. The increase in net income in Q4 2011 was mainly due to recording the benefit of the APA filing, retroactive to August 6, 2010. The significant loss in Q3 2010 was due mainly to the partial period of operations, San Dimas transaction costs and the $12.5 million legal claim settlement with Alamos.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The significant increase in the cash balance during Q3 2011 was due mainly to strong sales proceeds, the receipt of the $18.3 million Northgate termination fee, net of transaction costs, and the $17.1 million VAT refund, net of the VAT loan repayment. Cash in Q4 2011 was reduced by the $30 million convertible note repayment. In Q3 2010, the Company received the net proceeds of the equity offering to fund the San Dimas acquisition.

The increase in total assets in Q3 2010 resulted from the acquisition of the San Dimas Mine (including the recognition of an $80.6 million VAT refund receivable) and the receipt of cash from the subscription receipts offering (after paying the cash portion of the purchase price).

Long-term liabilities were recognized for the first time in Q3 2010 as the $60 million convertible note and $50 million promissory note were issued as part of the consideration for the acquisition of the San Dimas Mine. The approximately $60 million reduction in long-term liabilities from Q1 to Q4 2011 was due to the $30 million convertible note repayment and the reclassification of the $30 million balance of the convertible note to a current liability based on its contractual maturity.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NON-GAAP MEASURES

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Year ended		Three months ended
	December 31		December 31
	2011	2010	2011	2010
Operating expenses per the consolidated financial statements ($000's)	64,845	36,270	15,825	20,314
Fair value adjustment to acquisition date inventory subsequently sold ($000's)	-	(4,337)	-	(356)
Share-based payment included in operating expenses($000's)	(1,815)	(1,839)	(227)	(76)
Inventory movements and adjustments ($000's)	2,380	(6,115)	1,024	(3,898)
Total cash operating costs ($000's)	65,410	23,979	16,622	15,984
Ounces of gold produced	79,564	31,943	20,191	21,171
Gold equivalent ounces of silver produced	22,660	5,436	2,924	3,600
Gold equivalent ounces produced	102,224	37,379	23,115	24,771
Total cash costs per gold equivalent ounce	$640	$642	$719	$645

Total cash operating costs ($000's)	65,410	23,979	16,622	15,984
By-product silver credits ($000's)	(34,869)	(7,218)	(4,909)	(4,893)
Cash costs, net of by-product credits ($000's)	30,541	16,761	11,713	11,091
Ounces of gold produced	79,564	31,943	20,191	21,171
Total by-product cash costs per gold ounce produced	$384	$525	$580	$524

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Non – GAAP measure – Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the consolidated financial statements.

	Year		Three months
	ended December 31		ended December 31
(In thousands of US dollars except per share amounts)	2011	2010¹	2011	2010¹
	$	$	$	$
Net income (loss)	67,829	(31,458)	36,758	6,893
Loss (gain) on derivative contracts	1,284	(4,271)	899	(6,551)
Accretion charged on convertible debt	4,231	2,669	-	1,684
Foreign exchange gain and finance income on
VAT loan, net of tax	(4,620)	-	-	-
Reduction in taxes due to foreign exchange
loss on intercompany loan	(11,358)	-	-	-
Break-fees, net of transaction costs	(18,065)	10,310	-	886
Legal settlement	-	12,483	-	-
Fair value adjustment to inventory	-	4,337	-	356
Prior period benefit of APA fi ling	(11,040)	11,040	(32,972)	6,909
Adjusted net income	28,261	5,110	4,685	10,177

Adjusted net income per share	0.32	0.14	0.05	0.12

Weighted average number of common shares outstanding	88,049,171	37,030,615	88,253,347	87,702,892

1	Adjusted net income (loss) restated to take account of APA filing.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Year		Three months ended
	ended December 31		December 31
(In thousands of US dollars)	2011	2010	2011	2010
	$	$	$	$
Cash (used in) provided by operating activities	155,160	(61,041)	13,037	10,827
Change in non-cash operating working capital	(74,974)	73,262	1,565	2,527
Operating cash flows before working capital changes	80,186	12,221	14,602	13,354

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2011, the Company had cash of $80.8 million (December 31, 2010 - $58.3 million) and working capital of $53.4 million (December 31, 2010 – $53.5 million). Net cash flows for the years ended December 31, 2011 and 2010 were as follows:

			Three months ended
(In thousands of US dollars)	Year ended December 31		December 31
	2011	2010	2011	2010
Cash Flow:	$	$	$	$
Provided by (used in) operating activities	155,160	(61,041)	13,037	10,827
Used in investing activities	(30,893)	(227,030)	(8,691)	(8,984)
Provided by (used in) financing activities	(101,107)	345,262	(31,077)	997
Effect of exchange rate changes on cash	(697)	89	265	451
Increase in cash	22,463	57,280	(26,466)	3,291
Cash as beginning of period	58,298	1,018	107,227	55,007
Cash as end of period	80,761	58,298	80,761	58,298

Year ended December 31, 2011 compared with the year ended December 31, 2010

Operating activities

During the year ended December 31, 2011, the Company’s net cash flows provided by operating activities were $155.2 million. The Company recorded net income before tax of $58.2 million, which, when adjusted for non-cash items, resulted in cash inflows of $80.2 million before changes in working capital. This amount primarily comprised cash earnings from mine operations of $92.2 million and a break-fee from the termination of the Northgate arrangement agreement, net of transaction costs, of $18.3 million, offset by cash general and administrative costs of $12.6 million, income taxes paid of $17.4 million, and a realized loss on derivative contracts of $0.7 million. The change in non-cash working capital was an inflow of $75.0 million mainly due to the collection of VAT receivable from the Mexican government of $87.2 million, offset by a decrease in payables of $9.2 million and a decrease in inventory of $4.4 million.

During the year ended December 31, 2010, the Company’s net cash outflows from operating activities were $61.0 million. The Company recorded a net loss before tax of $20.4 million, which, when adjusted for non-cash items, resulted in cash inflows of $12.2 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $30.2 million, offset by cash transaction costs related to the acquisition of San Dimas of $4.1 million, cash general and administrative costs of $4.3 million and income taxes paid of $8.6 million. The change in non-cash working capital was an outflow of $73.3 million related primarily to the $80.6 million payment of the Mexican VAT which was recovered during 2011. This outflow was offset by a $19.4 million increase in accounts payable and accrued liabilities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Working capital adjustment

The Asset Purchase Agreement for the San Dimas Mine provided that there was an adjustment to the purchase price to the extent that net working capital was different at August 5, 2010 than at March 31, 2010. Net working capital was defined as the sum of trade accounts receivable, inventory and prepaid expenses, less the sum of accounts payable and accrued payroll and other current liabilities. The parties agreed, subsequent to December 31, 2010, that the net working capital adjustment was $3.9 million, payable by Primero to DMSL. This amount was paid to DMSL in the second quarter of 2011.

Investing activities

Cash outflows used in investing activities were $30.9 million in the year ended December 31, 2011, compared with $227.0 million in the same period in 2010. The outflow in 2010 included $216.0 million for the cash component of the consideration to acquire the San Dimas Mine on August 6, 2010.

Capital expenditures at the San Dimas Mine were $29.8 million in 2011 (of which $10.8 million related to exploration and evaluation), compared to $11.2 million in 2010 (of which $2.4 million related to exploration and evaluation). These outflows were offset by $2.8 million of interest income in 2011 (primarily related to the VAT refund), compared to $0.1 million in 2010.

Financing activities

The Company used $101.1 million of cash for financing activities in 2011, being the repayment of the $70 million VAT loan, $30 million (or 50%) of the convertible note held with Goldcorp Inc. and $2.2 million of interest, offset by $1.0 million of proceeds on the exercise of options and warrants. In 2010, financing activities provided $345.3 million of cash, mainly comprising the receipt of $275.0 million (net of cash share issuance costs of $17.1 million) from the issuance of common shares and share purchase warrants and $70 million from the proceeds of the VAT loan borrowed to fund VAT related to the San Dimas purchase.

Three months ended December 31, 2011 compared with three months ended December 31, 2010

Operating activities

During the three months ended December 31, 2011, the Company’s net cash inflows from operating activities were $13.0 million. The Company recorded net income before tax of $2.4 million, which, adjusted for non-cash items, resulted in a cash inflow of $14.6 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $20.3 million, offset by cash general and administrative costs of $3.8 million, income taxes paid of $0.5 million, and realized losses on derivative contracts of $0.4 million.

The Company generated cash from operating activities of $10.8 million in the fourth quarter of 2010. The Company recorded net income before taxes of $14.0 million, which, adjusted for non-cash items, resulted in cash inflows of $13.3 million before changes in working capital. This amount primarily comprised cash earnings from mining operations of $21.6 million offset by cash interest, general and

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

administration expenses and income taxes. The change in non-cash working capital during the quarter was an outflow of $2.5 million.

Investing activities

Cash outflows from investing activities were $8.7 million, compared to $9.0 million for the same period in 2010. These expenditures related almost entirely to capital expenditures at the San Dimas mine.

Financing activities

The Company used $31.1 million of cash for financing activities in the fourth quarter of 2011, being the $30 million (or 50%) repayment of the principal on the convertible note held with Goldcorp Inc. and $1.1 million of interest. In the fourth quarter of 2010, the Company received $1.0 million from financing activities, $0.3 million of which related to the exercise of warrants.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note may be repaid in cash by the Company at any time or converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

On October 19, 2011, the Company used its cash resources to repay $30 million (or 50%) of the Note plus $1.1 million of accrued interest.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

A non-revolving term credit facility of $70 million from the Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax. The credit facility bore interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment. Goldcorp guaranteed repayment of the credit facility.

On July 4, 2011, the Company received a refund of the $80.6 million of VAT. Interest on the refund and the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT from the Mexican government, the Company repaid all outstanding principal and interest on the $70 million non-revolving term credit facility with the Bank of Nova Scotia.

Liquidity Outlook

As at December 31, 2011, the Company had cash of $80.8 million and working capital of $53.4 million. The working capital reflects the $30 million balance of the convertible note as a current liability, and this debt could be settled at the Company’s discretion by issuing shares. The Company expects that these resources, as well as ongoing cash flow from the San Dimas Mine, will be sufficient to fund its operations for the foreseeable future.

On October 17, 2011, the Company filed an application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price to apply to intercompany sales under the silver purchase agreement. As described under “Commencement of advance tax ruling process in Mexico” under “RECENT CORPORATE DEVELOPMENTS” above, if the Company were to be successful in this application to the Mexican tax authorities, it would result in paying income taxes in Mexico based on realized rather than spot revenue. The APA review is an interactive process between the taxpayer and the tax authority, which the Company has been advised is likely to take 12 to 14 months to complete. For the duration of the APA process, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given they are compliant with applicable transfer pricing requirements). As a result, starting in the fourth quarter 2011, the Company's Mexican subsidiary has recorded revenue under the silver purchase agreement at the fixed price realized and recorded income taxes on the same basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Related party transactions

The Company has a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. Goldcorp owns approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables; principal of $30 million and interest of $1.1 million were paid in relation to the convertible note during the year. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the promissory note on January 3, 2012.

During the year, an amount of $3.9 million was paid to DMSL with respect to the working capital adjustment associated with the acquisition of the San Dimas Mine.

During the year ended December 31, 2011, $3.8 million (2010 - $1.5 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at December 31, 2011, the Company had an amount payable of $2.9 million outstanding to DMSL (2010 -$3.9 million)

Compensation of key management personnel of the Company

The Company defines the key management personnel to be the President and Chief Executive Officer, Executive Chairman, President Mexico, Chief Operating Officer, Chief Financial Officer, and all members of the Board of Directors. Aggregate compensation recognized in respect of key management personnel of the Company during 2011 and 2010 was as follows:

	2011	2010
(In thousands of US dollars)	$	$

Short-term employee benefits	2,906	1,426
Share-based payment	5,338	6,371
	8,244	7,797

The Company does not offer any post-employment benefits with respect to key management personnel.

Shares issued

During the year ended December 31, 2011, the Company issued 492,076 and 28,750 common shares for proceeds of $1.0 million and $0.1 million respectively, upon the exercise of common share purchase warrants and options.

On July 20, 2010, the Company closed an offering of 50,000,000 subscription receipts for gross proceeds of $292 million. Issuance costs related to the subscription receipts totalled $17.1 million. The subscription receipts were issued at a price of Cdn$6.00 per subscription receipt. On August 6, 2010, when the proceeds of the subscription receipts were released to the Company, each subscription receipt was converted into one common share and 0.4 of a common share purchase warrant. Each whole

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

During 2010, the Company also issued the following shares in non-cash transactions: 31,151,200 shares for the acquisition of the San Dimas Mine, 2,000,000 subscription receipts (which were converted into common shares and common share purchase warrants on the same terms as described above) for the settlement of a legal claim, and 1,209,373 shares in exchange for financial advisory services received. During 2010, the Company also issued 416,018 common shares for proceeds of $0.8 million upon the exercise of common share purchase warrants and 20,000 common shares upon the exercise of stock options for proceeds of $68,000.

Outstanding Share Data

Shareholders’ equity as at December 31, 2011 was $503.3 million compared to $430.0 million as at December 31, 2010.

Share Capital

As at December 31, 2011, the Company had 88,259,831 common shares outstanding (2010 -87,739,005). As at the date of this MD&A, the total number of common shares outstanding was 88,259,831.

Options

As at December 31, 2011, the Company had 8,574,490 options outstanding with a weighted average exercise price of Cdn$5.54. As at the date of this MD&A, the total number of options outstanding was 8,574,490, of which 5,895,665 are exercisable.

Common Share Purchase Warrants

As at December 31, 2011, the Company had a total of 21,276,980 common share purchase warrants outstanding with a weighted average exercise price of Cdn$7.96 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding was 21,276,980, all of which are exercisable.

Convertible Note

As at December 31, 2011, the Company had a $30 million convertible note outstanding (see “LIQUIDITY AND CAPITAL RESOURCES” – “Debt” above). The convertible note may be converted, up to the maturity date, at any time by the holder, Goldcorp, at a conversion price of Cdn$6.00 per share. Alternatively, as Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, and the Company did not pay the principal amount in cash immediately. the Company now has the option to convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

Therefore, if the Company makes such an election to convert on the second maturity date, the lowest price at which the debt would be converted is Cdn$3.74 per share and the Company would issue

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

8,422,460 common shares to Goldcorp. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in accounting policies

2011 is Primero’s first reporting year under IFRS. Accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company: IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The Company is currently assessing the impact IFRS 13 will have on its consolidated financial statements.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The adoption of this standard will not have a material impact on Primero’s consolidated financial statements based on the Company’s current operations.

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact IFRS 9 will have on its financial statements.

Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its consolidated financial statements in accordance with Canadian GAAP (“Previous GAAP”). The

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

consolidated financial statements of the Company, for the year ended December 31, 2011 have been prepared in accordance with IFRS.

Accordingly, the Company has prepared consolidated financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011, as described in the accounting policies listed in Note 2 to the December 31, 2011 financial statements available on SEDAR.

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first time adopters certain exemptions from the retrospective application of IFRSs.

The Company has applied the following exemptions:

  IFRS 2 Share-based payment to stock options of the Company granted after November 7, 2002, which had vested prior to the date of transition date to IFRS (January 1, 2010).

  The Company has elected not to apply IFRS 3 (revised) Business Combinations to all past business combinations that occurred before January 1, 2010, the Company’s date of transition to IFRS.

The principal adjustments made by the Company in restating its Canadian GAAP statement of financial position as at December 31, 2010 and its previously published Canadian GAAP total comprehensive loss for the year ended December 31, 2010 are described in Note 21 to the December 31, 2011 consolidated financial statements. Below is a summary of the impact the changeover to IFRS has had on the Company’s financial position, net income and cash flows:

  Adjustment 1 - 275,000 post-consolidation options were awarded in July 2009 which, under both Previous GAAP and IFRS are considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Previous GAAP requires the expense relating to these options to be charged to the statement of operations from the grant date. However, IFRS requires compensation expense to be charged to the statement of operations with respect to stock-based compensation prior to the grant date if services are already being received with respect to the award. As such, under IFRS a compensation expense should have been recorded with respect to these options starting from July 9, 2009. The impact of this difference is an increase to opening deficit and share-based payment reserve of approximately $0.8 million and $0.1 million at January 1, 2010 and December 31, 2010, respectively.

  Adjustment 2 - Upon the transition to IFRS, the Company changed its accounting policy relating to exploration and evaluation expenditures. Under Previous GAAP the Company deferred all expenditures related to its mineral properties until such time as the properties were put into commercial production, sold or abandoned. The policy of the Company under IFRS is to defer only those costs which are expected to be recouped by future exploitation or

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
  sale or, where the costs have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

  This change resulted in $1.4 million of costs previously deferred in relation to the Company’s Ventanas property being expensed; this is an adjustment to opening deficit in the January 1, 2010 balance sheet of the Company.

  Adjustment 3 - Under IFRS, the convertible debt issued to DMSL is considered to include an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. Under Previous GAAP, no embedded derivative was recognized; instead the debt was split between its debt and equity portions.

  The adjustment booked upon transition to IFRS eliminated the equity portion of $1.7 million and recognized a derivative liability. In addition, the derivative liability was marked-to- market at each reporting period with the associated movements in the fair value of the liability recorded in the statement of operations and comprehensive loss. The liability originally recognized under IFRS (net of the embedded derivative) was less than the amount originally recognized under Previous GAAP by $5.2 million, resulting in a larger accretion expense under IFRS. Additional accretion of $2.0 million was recorded under IFRS in the year ended December 31, 2010 and a mark-to-market gain of $4.3 million was recognized in the same period resulting in a net impact of an increase in income of $2.3 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates; many of these accounting policies were relevant to the Company for the first time in 2010, with the acquisition of the San Dimas Mine.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At December 31, 2011, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For the year ended December 31, 2011, as a result of the Company’s continuing depressed share price, the Company reviewed its mining properties for impairment. This review was based upon the expected discounted future net cash flows to be generated from the San Dimas Mine and it was concluded that there was no impairment (as discussed above under “Mining interests and impairment” under “ANNUAL REVIEW OF OPERATIONS”). If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets.

At December 31, 2011, the expected future cash flows of the San Dimas Mine were derived from the Company’s most recent estimates of proven and probable reserves and value beyond proven and probable (as discussed above under “Change in reserve and resource estimation methodology” under “RECENT CORPORATE DEVELOPMENTS” above). Other estimates included in the expected future cash flows from the San Dimas Mine were, a long-term gold price of $1,330 and a discount rate of 6.5% for reserves and resources and 8.5% for exploration potential. Of most significance, the impairment model used by the Company includes the recognition of taxation on silver sales under the External SPA at realized prices (see “Commencement of advance tax ruling process in Mexico” under “RECENT CORPORATE DEVELOPMENTS” above).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a liability for a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the units-of-production method. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred income tax assets and liabilities recorded at December 31, 2011.

For tax risks relating to the APA process, see “Silver contract” under “RISKS AND UNCERTAINTIES” below.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2011. At December 31, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At December 31, 2011, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at December 31, 2011 and 2010 consist of cash, trade and other receivables, the derivative asset, trade and other payables, the convertible note, the promissory note and other long-term liabilities (being a liability with respect to the Company’s phantom share unit plan; this is accounted for in accordance with IFRS 2 – Share-based payment).

The Company has designated its derivative instruments as fair value through profit and loss (“FVTPL”), which are measured at fair value. Trade and other receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, the convertible note and the promissory note are classified as other financial liabilities, which are measured at amortized cost.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

At December 31, 2011, the carrying amounts of trade and other receivables and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value. The fair value of the phantom share plan liability was measured at the reporting date using the Black Scholes pricing model.

IFRS requires that financial instruments are assigned to a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

  Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities;

  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 - inputs for the asset or liability that are not based on observable market data.

At December 31, 2011, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 2 or 3 in the fair value hierarchy above. There have been no transfers between fair value levels during the reporting period.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2011 or 2010, other than those discussed below.

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. The Company marked–to-market these contracts each reporting period. Since acquisition, contracts to purchase 774,000 ounces of silver were sold, resulting in a gain of $630 for the year ended December 31, 2011, and contracts to purchase 430,000 ounces expired, resulting in a realized loss of $978 for the year ended December 31, 2011. All contracts under the March 18, 2011 purchase had expired by December 31, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The Company marks–to-market these contracts each reporting period. The fair value of these contracts (which are accounted for as a derivative asset) was $0.2 million at December 31, 2011, based on current and available market information. A realized loss on expired contracts of $0.4 million has been recognized by the Company in the year ended December 31, 2011. An unrealized marked-to-market loss of $3.2 million has been recognized on the remaining contracts for the year ended December 31, 2011.

(ii)	Convertible note and promissory note

At December 31, 2011, the fair value of the conversion feature of the convertible note was $nil. This resulted in an unrealized gain on this non-hedge derivative of $2.6 million during 2011 (2010 - $4.3 million loss).

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial risks to which the Company’s financial instruments are exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2011 is considered to be negligible.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The Company’s maximum exposure to credit risk at December 31, 2011 and 2010 is as follows:

	2011	2010
(In thousands of US dollars)	$	$

Cash	80,761	58,298
Trade and other receivables	5,526	11,738
Taxes receivable	20,969	85,743

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2011:

					December 31
	December 31, 2011				2010
	Within		Over
	1 year	2-5 years	5 years	Total	Total
(In thousands of US dollars)	$	$	$	$	$

Trade and other payables	20,553	-	-	20,553	24,474
Taxes payable	4,213			4,213	10,668
Convertible debt and interest	31,846	-	-	31,846	63,600
Promissory note and interest	17,424	46,476	-	63,900	63,208
VAT loan	-	-	-	-	71,540
Minimum rental and operating lease payments	512	603	-	1,115	2,661
Reclamation and closure cost obligations	-	-	19,362	19,362	17,064
Commitment to purchase plant and equipment	694	-	-	- 694	1,733
	75,242	47,079	19,362	141,683	254,948

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates (depreciates) as compared to the Canadian dollar, the costs of the Company would decrease (increase) in US dollar terms. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by Goldcorp is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During the year ended December 31, 2011, the Company recognized a gain of $0.9 million on foreign exchange (2010 - loss of $0.1 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $8.8 million increase or decrease in the Company’s after-tax net earnings (loss) (2010 - $2.5 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $0.3 million increase or decrease in the Company’s after- tax net earnings (loss) (2010 - $1.8 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. As discussed above, during 2011, the Company entered

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

into two sets of silver call options to mitigate the adverse tax consequences of increases in the price of silver.

The table below summarizes the impact on earnings before tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	Increase (decrease) in income after taxes
	for the year ended
(In thousands of US dollars)	December 31, 2011	December 31, 2010

Gold prices
10% increase	8,467	3,642
10% decrease	(8,467)	(3,642)

Silver prices
10% increase	1,317	-
10% decrease	(1,317)	-

Other risks and uncertainties

Silver contract

As part of the acquisition of the San Dimas Mine, Primero assumed obligations under two silver purchase agreements. The Company’s Mexican subsidiary is obligated to sell all the silver produced at the San Dimas Mine, to certain annual thresholds, to the Company’s subsidiary, Silver Trading (Barbados) Ltd. (“Silver Trading”) at, prior to October 11, 2011, when the silver purchase agreement was modified, the prevailing market price and, after October 11, 2011, at the lesser of approximately $4 per ounce (adjusted for annual inflation) or the prevailing market price. Silver Trading is obligated to sell all of the silver purchased to Silver Wheaton Caymans at the lesser of $4 per ounce (adjusted for inflation) and market prices.

Prior to the Company filing the APA application (see “RECENT CORPORATE DEVELOPMENTS” and “LIQUIDITY OUTLOOK” above), the Company’s Mexican subsidiary recorded income taxes based on selling all silver produced at the San Dimas Mine at market prices. The losses incurred by Silver Trading from purchasing silver at market prices and selling silver at the lesser of approximately $4 per ounce and market prices had no tax benefit since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realized approximately $4 per ounce, however, the Company recorded income taxes based on sales at market prices.

Having filed the APA application, the Company now records revenues on silver sales to Silver Wheaton Caymans at realized prices and remits income tax to the Mexican tax authorities on the same basis. Should the Company fail in its APA application, the Company will immediately have to pay all taxes due immediately but will incur no penalty for taxes not paid for the duration of the APA process. Throughout the APA process, the Company intends to identify the potential tax as a contingent liability which will be described in the notes to its financial statements.

In the event that the Company has to revert to paying taxes based on the spot price of silver for all sales to Silver Wheaton Caymans, the higher the market price of silver, the greater amount of taxes the

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Company’s Mexican subsidiary will record and have to pay. Until recently, the market price of gold moves in the same direction as changes in the market price of silver. If the ratio between the market prices of gold and silver changes further in favour of silver, the Company will be adversely affected. If the ratio moves significantly outside historical rates, the Company’s cash flow may not be sufficient to fund its obligations and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. The maximum contingent liability in respect of such an adverse ruling as at December 31, 2011 is $28.6 million. Since the Company intends to continue to record taxes in Mexico based on realized prices, the contingent liability will grow during the APA process. At December 31, 2011, the Company reviewed its mining properties for impairment and concluded, based on its discounted cash flow models, and assuming a favourable ruling from the Mexican tax authorities, that there was no impairment.

In addition, as the annual threshold amounts of silver to be sold to Silver Wheaton Caymans will increase over time under the External SPA, the adverse tax consequences to the Company may, depending on the annual production of silver, increase in severity and the Company’s cash flow may not be sufficient to fund its obligations, there may be an impairment loss and a write down of the San Dimas Mine and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. In the event of an impairment loss and a write-down of the San Dimas Mine, the Company may not be able to meet certain tangible net worth financial covenants under the convertible note held by Goldcorp and under the promissory note held by Goldcorp’s Luxembourg subsidiary (see “LIQUIDITY AND CAPITAL RESOURCES” – “Debt” above) which could result in an event of default, in which case the holders of such notes, at their option, may respectively declare all or part of the obligations under the convertible note and under the promissory note to be due and payable either on demand or immediately without demand and such holders may, in their discretion, exercise any right or recourse and proceed by any action, suit, remedy or proceeding against the Company for the recovery of the obligations under the convertible note and under the promissory note. In the event that such holders declare obligations under the convertible note and/or obligations under the promissory note in excess of $5 million to be due and payable or any enforcement steps are taken by such holders following an event of default under the convertible note or the promissory note, an event of default will occur under the External SPA. Upon the occurrence of an event of default under the External SPA, Silver Wheaton Caymans, at its option, may take any or all of the following actions (i) declare all amounts thereunder due and payable, (ii) terminate the External SPA, or (iii) enforce its security under the External SPA.

Also, in the event that the Company has to revert to paying taxes based on the market price of silver for all sales to Silver Wheaton Caymans, the Company’s cash flow may not be sufficient to meet certain financial covenants under the convertible note held by Goldcorp and under the promissory note held by Goldcorp’s Luxembourg subsidiary and could also result in an event of default, with the same potential consequences as set out above for certain tangible net worth financial covenants under the convertible note and promissory note are not met.

See “Commodity Prices” (below) for a discussion of risks associated with decline in silver prices.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Exploration, development and operating risk

Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital. There is no certainty that expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Commodity prices

The price of the common shares of the Company, Primero’s financial results and exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a limited extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Primero’s properties to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the San Dimas Mines is dependent on gold and silver prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investment in mining properties and increased

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

amortization, reclamation and closure charges. See “Silver contract” (above) for a discussion of risks associated with a material write-down of Primero’s investment in its mining properties, and for a discussion of risks associated with taxes and the APA relating to an increase in silver prices.

Uncertainty in the estimation of reserves and mineral resources

The figures for reserves and mineral resources contained in this MD&A and used in the Company’s mine models are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating reserves and mineral resources, including many factors beyond Primero’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of reserves and mineral resources, or of Primero’s ability to extract these reserves, could have a material adverse effect on Primero’s results of operations and financial condition including, without limitation, an impairment loss and a write down of the San Dimas Mine, discontinuance of production, and loss of interest in, or sale of, some of Primero’s properties. In addition to other adverse consequences, recording an impairment loss and a write-down may result in Primero breaching certain tangible net worth financial covenants under the convertible note and under the promissory note held by Goldcorp’s Luxembourg subsidiary that could constitute an event of default. See “Silver contract” (above) for a discussion of risks associated with an impairment loss and a material write-down of Primero’s investment in its mining properties. See also “Cautionary Note for United States Investors” below.

Uncertainty relating to inferred mineral resources and exploration potential

Inferred mineral resources and exploration potential that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources and exploration potential, there is no assurance that inferred mineral resources and exploration potential will be upgraded to proven and probable mineral reserves as a result of continued exploration.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Need for additional mineral reserves

Since the San Dimas Mines have limited lives based on proven and probable mineral reserves, Primero will be required to continually replace and expand its mineral reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand mineral reserves at existing mines, to bring new mines into production and to complete acquisitions.

Indebtedness

Primero has significant consolidated indebtedness, consisting of a $30 million convertible note held by Goldcorp Inc, and a $50 million promissory note held with a wholly-owned subsidiary of Goldcorp Inc. As a result of this indebtedness, Primero will be required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities.

Primero’s indebtedness could have important consequences to Primero and the value of the common shares of the Company, including:

  limiting Primero’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes;

  limiting Primero’s ability to use operating cash flow in other areas of the business because a portion of these funds must be dedicated to service the debt;

  increasing Primero’s vulnerability to general adverse economic and industry conditions, including increases in interest rates;

  limiting Primero’s ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and

  limiting Primero’s ability or increasing the costs to refinance indebtedness.

Given the covenants imposed under the indebtedness and the restrictions on incurring additional debt under the San Dimas Silver Purchase Agreement, Primero may be significantly limited in its operating and financial flexibility, limited in its ability to respond to changes in its business or competitive activities and may be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. A failure to comply with covenants under these debt agreements or any other additional debt agreements entered into by Primero, including a failure to meet applicable financial tests or ratios, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements. If the debt is accelerated, Primero’s assets may not be sufficient to repay such debt in full.

Additional capital

The mining, processing, development and exploration of Primero’s properties, may require substantial additional financing, including capital for expansion of mining operations at the San Dimas Mine in

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

accordance with Primero’s business plans. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Primero. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange rate fluctuations

Exchange rate fluctuations may affect the costs that Primero incurs in its operations. Revenues from sales of gold and silver are in United States dollars, whereas the Company’s expenses associated with gold and silver production are incurred principally in Mexican pesos, United States dollars and Canadian dollars. In the recent past, the Mexican peso has experienced high volatility which has affected the results of San Dimas operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and silver production and capital expenditures in United States dollar terms, with the result that the Company’s profitability would decrease.

Title to property

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to the properties comprising the San Dimas Mine will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development of the San Dimas Mine.

There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which the properties comprising the San Dimas Mine are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties comprising the Sans Dimas Mine or any property it may acquire.

Local groups

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has written agreements with the Ejido’s that impact the San Dimas Mine, these agreements are subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at San Dimas Mine. In the event that

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

the Company conducts activities in areas where no written agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of the San Dimas Mine.

Four of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos. None of the proceedings name the Company as a defendant; in all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago or corporate entities that are no longer in existence. In addition, three proceedings name the Tayoltita Property Public Registry as co-defendant. In all four proceedings, the local Ejido is seeking title to the property. In one case, which was commenced before the Company’s acquisition of the mine and was brought without the knowledge of DMSL, the court initially ruled in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other properties, since Primero is not a party to the proceeding, the Company has been advised to allow the proceeding to conclude and, in the event that the decision is in favour of the Ejido, to seek an annulment on the basis that it is in possession of the property and is the legitimate owner. If these legal proceedings (or any subsequent challenges to them) are not decided in favour of the Company, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties. No provision has been made in in the consolidated financial statements respect of these proceedings.

Government regulations, consents and approvals

Exploration and development activities and mining operations at San Dimas are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or the San Dimas properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt operations at the San Dimas Mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Environmental risks and hazards

Primero’s operations at San Dimas are subject to Mexican and applicable state environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the San Dimas Mine which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with operations at the San Dimas Mine. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Operations at the San Dimas Mine may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations.

The San Dimas Mine is presently involved in an environmental certification process. As part of this process, the Company may be required to invest in new facilities, systems, infrastructure or buildings or undertake compensatory measures such as reforestation, dam dredging, soil cleansing, and flora and wildlife preservation measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

San Dimas tailings management risks

Although Primero believes the design and operation of tailings containment sites in the San Dimas district complies with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines. Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were initiated in 2005 to upgrade the containment structures and tailings operations.

The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both prior to and after it acquires ownership of the San Dimas Mine. To the extent that the Company is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

Labour and employment matters

In March 2011, a strike by the union of millworkers stopped production for approximately a month. The Company believes that its current relations with employees and the unions are good. Production at the San Dimas Mines is dependent upon the ability of Primero to continue to maintain good relations with its employees and the unions. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in Mexico. Adverse changes in such legislation or in the relationship between Primero with its employees and unions at the San Dimas Mine may have a material adverse effect on Primero’s business, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. With respect to the San Dimas Mine, any interruption in power supply from the hydroelectric project could adversely impact on operations at the San Dimas Mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Insurance and uninsured risks

Operations at the San Dimas Mine are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Primero maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards which may not be insured against or which Primero may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected.

Risks inherent in acquisitions

The Company is actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

  diversion of management attention from existing business;

  potential loss of the Company’s key employees or key employees of any business acquired;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

Acquisition identification and integration Risks

While the Company may seek acquisition opportunities consistent with its growth strategy, there is no assurance that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition.

To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional common shares of the Company or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the common shares of the Company. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the San Dimas Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

There may be no right for the Company shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Foreign operations risks

All of the Company’s mining and mineral exploration operations are conducted in Mexico and as such Primero’s operations will be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

Mining operations in Mexico

The San Dimas Mine is located, and the Company’s mineral exploration activities are conducted, in the States of Durango and Sinaloa, Mexico. Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws and purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Key personnel

The Company’s ability to successfully operate the San Dimas Mine and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of interest

The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Nesmith and Mr. Luna are each directors of

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Silver Wheaton with which the Company has entered into the San Dimas Silver Purchase Agreement, and Mr. Hazelton and Mr. Jauristo are each employees of Goldcorp Inc., which owns 36% of the Company’s common shares and holds the convertible and promissory notes. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, have evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The financial reporting changes that resulted from the application of IFRS accounting policies which were implemented during the year ended December 31, 2011 have not materially affected, or are not reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2011, an evaluation was carried out, under the supervision of the CEO and CFO, of the design and operating effectiveness of the Company’s internal controls over financial reporting. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are designed and were operating effectively as at December 31, 2011 to provide reasonable assurance that the Company’s financial reporting is reliable and that the preparation of the Company’s financial statements for external purposes were prepared in accordance with IFRS.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward –looking information and statements in this MD&A include those that relate to:

  the ability to be successful in its APA application with the intention of paying taxation on silver sales to Silver Wheaton Caymans at realized prices, the ability of the Company to expand production at the San Dimas Mine, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas Mine, actual results of reclamation activities at the San Dimas Mine, the estimation or realization of Mineral Reserves and Resources,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
  the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput
  that plant, equipment or processes will operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas Mine, the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities,
  expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets,; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; and that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk Factors” and in the Company’s short form prospectus dated July 9, 2010 under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

/s/ Joseph F. Conway
Joseph F. Conway
President, CEO and Director